EXHIBIT 4.43

LOAN AGREEMENT No. 0367050568897

By means of the present private deed, drawn up in 5 original copies with the same legal effects, between:

a) The Lender, SANPAOLO IMI S.p.A. - hereinafter denominated "Bank" - Parent Company of the Bank Group SANPAOLO - IMI (Register of Bank Groups n. 1025.6), with registered offices in Turin, Piazza San Carlo 156, (tax code and V.A.T. n. 06210280019), share capital of Euro 5,399,548.807.68 (fully paid-up), registered with the Register of Companies of Turin under n. 06210280019 and with the Register of Banks under n. 5084.9.0. The above Lender is represented by Pierino Antonio Maruti, born in Soresina (CR) on 01/07/1955, who is acting in his office of Manager of the Branch denominated Filiale Imprese Milano Sempione, is domiciled for his role in Milan, C.so Sempione 65/a and is authorized to enter this deed by virtue of the current Memorandum;

And

GENTIUM SPA, with registered offices in Villa Guardia (CO), Piazza xx Settembre,2 Tax Code 02098100130, VAT Number 02098100130 - in the person of Mr. Calabrese Salvatore, born on 04/01/1970, acting in his office of Administrative Manager and domiciled for his role in Piazza xx Settembre, 2 Villa Guardia (CO) - hereinafter referred to as "Borrowing Party";

Premise: Attached to the present agreement is a “Synthetic Document, pursuant to the Interdepartmental Committee for Credit and Savings (C.I.C.R.) resolution of 4 March 2003” published in the Official Gazette (G.U.) n. 72 of 27 March 2003. The above Synthetic Document has been undersigned by the parties and attached to the present deed under the letter “A”;

In accordance with the resolution passed by the Bank on 09/06/2006 , the parties execute the following Loan Agreement.

ART. 1

1. The Bank agrees to lend to the Borrowing Party, which accepts, the sum of Euro 750,000.00 (seven hundred fifty thousand/00 ). The Borrowing Party declares to have received the above sum at the time of execution of this deed and gives quittance thereof. The sum has been credited on the current account n. 00353/1000/61948, opened in the name of the Borrowing Party at the Branch n. 3 of Milan, C.so Sempione 65/A of the Bank, and is immediately available.

2. The loan is regulated by the covenants and obligations of the present Agreement and by the covenants and obligations indicated in the "General Terms and Conditions". These are undersigned by the Parties and attached to the present Deed under the letter “B”. The Borrowing Party states that it is fully informed regarding the General Terms and Conditions indicated above, since it received a copy by the Bank when it submitted the loan request.

3. The articles contained in the "General Terms and Conditions" which are incompatible with the nature of the loan and its warranties or, in any case, with the covenants of the present Agreement, shall not be applied, in particular art. 11 and art. 13, letter f).

4. The present loan is granted for the purchase, installation and operation of two reactors (denominated R30 and R45) for the production of defibrotide and sulglicotide. The estimated total cost of the above is of Euro 750,000.00. The two reactors are to be realized by 21/01/2007, in accordance with the terms as well as the general and technical characteristics foreseen by the project, which is undersigned by the Parties and attached to the present Deed under the letter “C”. The above project (hereinafter and in any related or connected deeds also referred to as “Project”) is considered by the same Parties as an essential document of the present operation.

5. In the case in which, on examining the result of the checks that the Bank is authorized to carry out in compliance with norms that regulate the present loan, at the time of the final checks on the realization of the Project, the aforementioned Bank finds that the total cost for the realization of the Project is lower than the total sum already estimated in Euro 750,000.00, or in the circumstance in which the Project has been realized only in part, the Bank shall have the faculty to reduce the amount of the loan proportionally. In such an event, the Borrowing Party hereby undertakes to reimburse, before the end date of the contract, all the sums due with respect to the reduction, without paying to the Bank the fee foreseen in art. 5 hereinafter.

6. In the case of partial realization of the Project, as an alternative to the faculty indicated above to reduce the amount of the loan, the Bank shall have the right of considering the loan ended, and it shall not receive the fee foreseen in art. 5 hereinafter.

ART. 2

1. The duration of the loan is agreed in 20 ( twenty ) quarters. The term “quarter” shall mean the periods from 16/3 to 15/6, from 16/6 to 15/9, from 16/9 to 15/12 and from 16/12 to 15/3 of each year of duration of the loan. For the purpose of calculating the duration of the loan, the quarter current on the present date shall be considered as a full quarter.

2. The interest rate due for each quarter shall be calculated as a quarter of the sum of the following addenda:

A. An annual nominal fixed share equal to 1.20 (one point twenty) percentage points, which constitutes the brokerage margin of the Bank. Starting from the beginning of the amortization period, the annual nominal fixed share indicated above shall be reduced to 1.02 (one point zero two) percentage points, in the case in which the Bank has verified that the Project has been realized within the terms foreseen and in accordance with the technical characteristics agreed, as laid down in art. 1 above and in attachment “C” of the present deed;

B. A variable share equal to the annual nominal rate applied to interbank deposits, which shall calculated in Euro every three months (on a 360 basis ). The above rate (currently equal to 2.704% annually), denominated EURIBOR, is calculated by the European Bank Federation (E.B.F.) at 11.00 a.m., Brussels time,  on the day before the last bank working day - that is on a day in which the TARGET ( Trans-European Automated Real-Time Gross-Settlement Express Transfer ) regulation system is open - previous to the starting date of each quarter for which the interest is due: respectively on 16/3, 16/6, 16/9 and 16/12 of each year. The above rate is publicized on the Bridge Telerate telematic network or, if unavailable, on the Reuters network. It is also normally published in the daily newspaper "Il Sole 24 Ore" on the following day.

If, for any reason, the European Bank Federation does not calculate the above rate, the same shall be calculated on the basis of the arithmetic mean, truncated on the third decimal number, of the offer prices (on a 360 basis) which are applied to three-months intra-bank deposits expressed in Euro. The offer prices are published on the same aforementioned day by at least two of the following banks: ABN-AMRO BANK N.V. of Amsterdam, Deutsche Bank of Frankfurt, Société Générale of Paris, Banco Bilbao Vizcaja Argentaria S.A. of Bilbao or SANPAOLO IMI S.p.A. of Turin.

The interest rate of the loan is currently equal to the annual nominal rate of 3.904%.

3. The payment of the interest due on the sums lent and not yet reimbursed shall take place by quarterly deferred installments on the following due dates: 15/3, 15/6, 15/9 and 15/12, each year of duration of the loan, starting from the present date. The first installment shall therefore be due on   while the subsequent installments shall be due on the same day of each quarter.

4. On the present date, the Cost Synthetic Indicator (CSI) of the present loan corresponds to the annual   rate of _____________ .

5. Starting on 16/03/2008 (the beginning of the amortization period), the principal shall be paid back by equal installments on a quarterly basis. Any possible rounding off shall be calculated on the last installment.

6. The first installment for the repayment of the principal shall be due on 15/06/2008. Any subsequent installments shall be due on the due dates of the interest installments.

7. With the exception of any default interest, the interest shall be calculated on the basis of the actual number of days elapsed, by applying the 36,000 fixed divisor on an annual basis.

ART. 3

1. The Borrowing Party shall pay the Bank default interest on each sum due for any reason in connection with the present Agreement and still outstanding, and, therefore, also following the termination of this Agreement. The above default interest shall be calculated from the due date, without any need to formally place the borrower in default.

2. The periodic capitalization is not allowed on the above interest.

3. The default interest shall be calculated at the same nominal annual rate as the pro-tempore rate applied to the marginal lending facility fixed by the European Central Bank, currently corresponding to the annual 3% (three per cent). The above rate is published on the Reuters’ telematic network on page ECB01, or on the daily newspaper "Il Sole 24 Ore". The rate shall be increased by 2.5 (two point five) percentage points.

4. The default interest shall be calculated on the basis of the actual number of days elapsed and by applying the 36,500 interest divisor on an annual basis.

ART. 3 BIS (1)

 1. Until all the credit rights of the Bank with regard to the loans have been fully honored, the Borrowing Party undertakes, on its own behalf, its successors and assigns, to show the following in its accounts:

➢ Equity not lower than 5,000,000.00

In order to fulfill the requisites of the financial parameter indicated above, the Parties shall take into account the following definitions:

“NET EQUITY”:

As laid down in art 2424 of the Civil Code, the term indicates the sum of the balance sheet items, in the Liability section, identified by the letter A) (net equity), from which it must be deduced the sum of the amounts of the items entered in the Asset section identified by the following letters: A) (credits from Shareholders for payments not yet made); B) (assets) indicated under n. III (financial assets) sub n. 4 (own shares); C) (current assets) under n. III (financial investments other than financial assets ) sub n. 5 (own shares).

3. In the case of breach of even one of the obligations indicated above, the Bank reserves the right to declare the Agreement terminated pursuant to art. 1456 of the Civil Code, with the consequences laid down to this regard in art. 13 of the General Terms and Conditions attached herewith, unless, by the term of 30 days from the reception of the related communication by the aforementioned Bank, the Borrowing Party has demonstrated to have already remedied the breach, by producing the appropriate documentary justification, or unless it has reached an agreement with the aforementioned Bank regarding the terms and conditions of the remedy.

ART. 4

1. In consideration of the objectives of the loan, the Borrowing Party undertakes:

1)	To comply with the terms and conditions of the loan laid down in art. 1 above;

2)
To realize the Project completely and to comply with both the terms and technical conditions foreseen for the realization of the same, as shown in the document attached to the present deed under the letter “C”;

3)
To submit to the Bank, a Technical Report, drawn up exclusively in accordance with the lay out attached to the present deed under the letter “D”, stating the total cost incurred for the realization of the Project. The above Technical Report must be submitted within two months from 21/01/2007 (the date of completion of the Project) and include the photocopies of all the invoices related to the above cost. It is understood that, as an alternative to the photocopies of the invoices that do not exceed Euro 2,500.00, the Borrowing Party shall have the faculty of producing a substitute statement ;

4)
To allow to the people designated by the Bank to carry out visits on and inspections of the places, plants and works included in the Project, perform all the checks and acquire all the documentation that they shall consider useful, facilitating their work in any possible way.

2. Non-compliance even with a single obligation shall give faculty to the Bank to consider the present loan terminated by law. The Bank shall furthermore have the right to receive the fee foreseen in art. 5 below - save the conditions laid down above in art. 1, points 5 and 6.

3. The Borrowing Party furthermore declares that it does not operate in the sector of the supply of armaments, and acknowledges that, in the case of false declaration, the Bank shall have the faculty to consider the present loan terminated, with the related consequences laid down in art. 5 below.

ART. 5

1. Save the conditions laid down in art. 1 above, in the hypothesis of total or partial early repayment of the loan, or in the case of termination pursuant to the law or by contract, the Bank shall only be entitled to receive a percentage fee on the principal paid in advance, which shall be equal to 1% (one per cent).

2. The amount of the fee mentioned above shall therefore be calculated by multiplying the amount of the principal repaid in advance by one, and by dividing the result obtained by one hundred.

3. No other fee may be charged for the reason indicated above.

ART. 6

The possible undertaking of the loan shall be effective with respect to the Bank only following the explicit consent of the Bank and on its unobjectionable decision.

ART. 7

1. For the effects of the Agreement and of any judgments, the Parties select the following domiciles: the Bank at the registered offices in Turin, Piazza San Carlo, 156; the Borrowing Party at the registered offices stated in the present deed or, by default, at the Secretary Office of Municipality where the registered offices are located, pursuant to art. 143 of the Civil Code.

ART. 8

1. All the obligations laid down in the present Agreement are undertaken , jointly and severally, by the Borrowing Party on its own behalf, on behalf of its successors or assigns, also in the case of waiving of any possible substitution by the committed parties arisen from any payments connected with the present Agreement.

ART. 9

1. Pursuant to and with the effects of the norms in force regarding the transparency of operations and bank services, it should be noted that the expenses to be charged to the Borrowing Party in connection with the present Agreement and for the duration of the loan are the expenses specified in the section called: Expenses of the Synthetic Document, attached under the letter “A”.

2. The Bank reserves the faculty of changing, unfavorably for the Borrowing Party, only the expenses indicated under the letter A-2) in the section Expenses of the aforementioned Synthetic Document, by giving prior notice of the new changes and applying them in accordance with the terms and conditions of the norms indicated above.

3. In any case, the Borrowing Party shall pay the expenses (if due) related to the registration of the present Deed and of any deeds connected to it.

ART. 10

1. The Borrowing Party acknowledges the information received by the Bank pursuant to Law Decree n. 196 of 30/06/2003 and gives its consent to the treatment of the data with regard to the present operation. The Borrowing Party moreover gives its consent to the communication of the same data by the Bank to the relevant Automated Interbank Risk Service, to the Facilitating Body and, possibly, in the case of non-compliance on the part of the Borrowing Party, to the companies which carry out credit recovery activities.

2. If necessary, the Borrowing Party also authorizes the communication of its personal data on the occasion of a possible transfer of the credit on the part of the Bank, even if it is carried out pursuant to art. 58 of Law Decree n. 385/1993.

3. The Borrowing Party also acknowledges the information received from the lending Bank pursuant to the Code of Professional and Correct Conduct regarding the information systems managed by individuals with respect to consumer credit, reliability and punctuality of payment - approved by Resolution n. 8 of 16/11/2004 by the Warrantor of the protection of personal data, and published in the Official Gazette n. 300 of 23/12/2004.

ART. 11

1. The Parties agree that, in compliance with the application of the provisions laid down in art. 117 of Law Decree n.385/1993 and the norms and regulations in force on the transparency of operations and bank services, the copy of the present Deed of the Borrowing Party be delivered to the latter by the Bank.

2. With regard to the right to obtain the pre-contractual information pursuant to the Interdepartmental Committee for Credit and Savings (CICR) resolution of 4 March 2003, published on the Official Gazette (G.U.) n. 72 of 27 March 2003, before the execution of the present Agreement, the Borrowing Party declares that it has availed itself of the above right.

ART. 12

1. The fiscal charges related to the fiscal treatment of the present loan, which benefits from the conditions laid down in Presidential Decree n. 601 of 29 September 1973 and subsequent modifications, as well as, when applicable, of the benefits laid down in laws n.796 of 30.11.1976 and n. 1231 of 31.10.1961, shall be charged to the Borrowing Party .

Read, confirmed and undersigned on each single page, attachments included, in Milan,

SANPAOLO IMI SpA	Gentium S.p.A.
/s/ Laura Iris Ferro
Branch of ___________	(The Borrowing Party)

Pursuant to art. 1341 of the Civil Code, and, when applicable, in compliance with art. 117 of Law Decree n. 385/1993, the Borrowing Party expressly approves the following articles

Of the present Deed: 1 (Faculty of the Bank to reduce the loan; Early repayment of the sums lent following a reduction in the costs of the Project and/or in case of partial realization of the same; Termination clause), 3 BIS (Termination clause); 4 (Termination clauses); 5 (Fee for early total repayment); 6 (Ties of undertaking); 8 (Joint liability); 9 (Expenses and variability of the same) and 10 (Consent pursuant to ex Law Decree n. 196/2003);

Of the "General Terms and Conditions" attached herewith: Articles 1 - 8 - 13 (Termination clauses); art. 1 (Terms and conditions for the crediting of the sums lent); art. 2 (Payment of installments and pre-amortization installments); art. 6 (Accounting of payments); art. 7 (Payments by third parties); art. 8 (Sums bearing no interest, as laid down in the first point; Offsetting and ties as laid down in the fifth point; Faculty of the Bank to use the guarantee deposits for the objectives foreseen therein), art. 9 (Assignments); art. 14 (Undertaking), art. 15 (Consent to waive warranties).

Lastly, pursuant to the Interdepartmental Committee for Credit and Savings (CICR) resolution of 9/2/2000, published on the Official Gazette (G.U.) n. 42 of 22/2/2000, and, when applicable, in compliance with art. 1341 of the Civil Code, the Borrowing Party expressly approves art. 3 of the present Agreement (Default interest and calculation of the same) .

(Place) (Date)

Gentium S.p.A.
/s/ Laura Iris Ferro
(The Borrowing Party)

ATTACHMENT A

SYNTHETIC DOCUMENT PURSUANT TO THE INTERDEPARTMENTAL
COMMITTEE FOR CREDIT AND SAVINGS (C.I.C.R.) RESOLUTION OF 4/3/2003

< No .1/ 2006 - DATE:        /        /2006

A) - ECONOMIC CONDITIONS

 -    Duration: 20 quarters (The term “quarter” shall mean the periods 16/3-15/6, 16/6-15/9, 16/9-15/12 and 16/12-15/3 of each year). The quarter current on the date of execution of the present Loan Agreement shall be considered as a full quarter.

-    Interest rate: Variable, calculated on an annual nominal basis, and obtained from the sum of: 1) A fixed rate equal to 1.20% (starting from the beginning of the amortization, this share shall be reduced to 1.02% in the case in which the financed Project is realized in accordance with the terms and conditions agreed); 2) A variable share equal to the 3-months EURIBOR rate (on a 360 basis), which is currently equal to 2.704 % annually. The nominal interest rate of the loan is currently equal to % annually.

-    Installments: On a quarterly basis, on the following due dates: 15/3, 15/6, 15/9 and 15/12 of each year of duration of the loan.

-    Payment of interest: Starting from the date o crediting of the loan.

-    Amortization: Starting from 16/03/2008, the principal shall be repaid in n. 12 equal deferred installments on a quarterly basis. Any possible rounding off shall be calculated on the last installment.

-    Default interest: Pro tempore rate applied to the marginal lending facility fixed by the European Central Bank, currently corresponding to the annual 3%, increased by 2.5 (two point five) percentage points.

-    Fiscal treatment: Substitute tax.

-    Fee for early total repayment: 1% on the principal repaid in advance.

-    Cost Synthetic Indicator (CSI):   % annually, calculated on the current date.

-    Expenses:

-    A - 1)Procedure: Euro 5,000;

-    A - 2)  For any possible transfer registration fees: Euro 51.00;

Reimbursement of expenses for sending the communications foreseen by law: Euro 1.00 for each dispatch;

Reimbursement of expenses for sending payment notice of installment due and/or related quittance: Euro 2.25 for each dispatch;

Issuance of the duplicate receipt of quittance or early repayment: Euro 5.00;

Issuance of certificate stating the existence of the credit: Euro 51.00;

For re-examination of file on request of the Borrowing Party: 0.50% on the amount of the residual principal at the time of request, with a minimum charge of euro 100.00.

B) - CONTRACTUAL CLAUSES REGULATING THE OPERATION

B1) TERMS OF THE AGREEMENT

-    Crediting of the Sum, Loan Reduction; Termination Clause (Art. 1)

At the execution of the Agreement, crediting of the sum on the current account indicated by the borrowing party, with immediate full availability of the amount lent.

In the case it is ascertained that the financed Project has been realized at a cost lower than the estimated cost, or in the case the same Project has been realized partially, the Bank shall have the faculty to reduce proportionally the amount of the loan. The Borrowing Party shall reimburse the amount lent in excess without paying the fee for early total repayment.

Furthermore, in the case of partial realization of the Project, the Bank shall have the faculty to terminate the loan agreement, without payment of the fee for early total repayment.

-    Default Interest (Art. 3)

The Bank shall apply the default interest rate indicated in the Agreement on any sum due and outstanding, without periodic capitalization .

-    Warranties (Article 3 BIS )

Other warranties and obligations connected with the accounting results:

➢ Equity not lower than euro 5,000,000.00=

In the case of breach of the obligations connected with the accounting figures, the Bank is authorized to terminate the Agreement unless, within the term of 30 days from the date of reception of the request by the Bank, the Borrowing Party has honored its obligation, or unless an agreement is reached regarding the terms and conditions of the remedy.

-    Obligations Connected with the Objectives of the Loan and Termination Clause (Art. 4)

1)	Comply with the terms and conditions of the loan laid down in art. 1;

2)	Realize the Project completely and comply with both the terms and technical conditions foreseen for the realization of the same;

3)
Submit to the Bank, a Technical Report on the financed Project within 2 months from 26/01/2007 (the date foreseen for the completion of the financed Project), together with a photocopy of the invoices related to the cost of the Project (the Borrowing Party may produce a substitute statement as an alternative to the photocopies of the invoices whose amount does not exceed euro 2,500.00);

4)	Allow the Bank to make visits, inspections and checks, and collect documents regarding the realization of the financed Project.

Non-compliance even with a single obligation shall give the Bank faculty to terminate the present Loan Agreement.

The Borrowing Party states that it does not operate in the sector of the supply of armaments. In the case of false declaration, the Bank shall have the faculty to terminate the present Loan Agreement.

-    Early Total Repayment (Art. 5)

It is allowed the payment of the contractual fee foreseen.

-    Ties of Undertaking (Art. 6)

Any undertaking of the loan shall be effective with respect to the Bank following the explicit consent of the Bank.

-    Joint and Several Liability (Art. 8)

The Borrowing Party is jointly and severally liable with its successors and assigns regarding the obligations undertaken with the Agreement.

-    Expenses (Art. 9)

The expenses indicated in point A-2) of the Economic Conditions may vary unfavorably for the Borrowing Party. These changes shall be publicized and applied in compliance with the norms and regulations in force regarding the matters treated herein.

B2) CLAUSES INCLUDED IN THE GENERAL TERMS AND CONDITIONS

-    Termination Clause (Art.1)

The Bank has the faculty of terminating the Agreement in the case in which the Borrowing Party does not fulfill the contractual obligations fixed for the granting of the loan within the term agreed. In any case, the Bank shall have the faculty to abstain from granting the loan if it comes to the knowledge of any events which, had they been known in advance, they would have led the Bank to abstain from the execution of the Loan Agreement.

-    Payment of Installments (Art. 3)

The checks regarding the stage of development of the works related to the financed Project and the payment of installments are reserved to the Bank.

-    Accounting of Payments (Art. 6)

Unless otherwise decided by the Bank, any payments made by the Borrowing Party or any warrantors shall first be accounted for the reimbursement of the expenses and charges incurred by the Bank on behalf of the Borrowing Party, then for the payment of interest and accessory expenses and, lastly, for the repayment of the principal.

-    Payments by Third Parties (Art.7)

The Bank may reject payments made by third parties in its name, when subrogation in favor of the parties who intend to make such payments may arise from the same payments, save their deferral.

-    Deposits. Termination Clause (Art. 8)

The sums deposited with the Bank for the loan shall not bear any interest. In the case of default, the Bank may offset the amount due on the loan with the deposits mentioned above - also in derogation to art. 1246 n. 2 of the Civil Code. The Bank has the faculty of terminating the Agreement in case of failure to integrate the deposits opened with the Bank (if necessary).

-    Assignment (Art. 9)

The Bank has the right to assign to third parties the credit arising from the Loan Agreement.

-    Express Resolution Clauses (Art.13)

Rather than pronouncing the lapse of the benefit of the term pursuant to ex art. 1186 of the Civil Code, the Bank may terminate the Agreement in compliance with ex art. 1456 of the Civil Code, with the consequent obligation for the party of repaying the loan in advance, in the cases foreseen by law, in this Agreement and also in the following cases:

.    Non-payment, even of a partial amount, of any sum due over one hundred and eighty days from the due date;

.    Withdrawal from, suspension of or non-conformity with the obligations undertaken, or failure to complete the Project in compliance with the terms of the financed program. Total or partial use of the sums received for objectives different from those agreed herein;

.    Failure to inform the Bank regarding any debts for taxes or duties of any kind which may have pre-emptive rights with respect to the credit of the Bank;

.    Failure to inform the Bank regarding any fire or damage suffered by the assets mortgaged or financed;

.    Failure to provide the supplementary warranties in the cases laid down in articles 1186 and 2743 of the Civil Code, or in case the warranties provided have been reduced in value or are no longer valid;

.    When the Borrowing Party or any possible warrantor has been declared bankrupt or is submitted to insolvency procedures or executory actions; when the equity of the Borrowing Party or the warrantors’ may be jeopardized by acts of third parties;

.    When the equity declared for the purpose of obtaining the loan is reduced due executory deeds on the part of the Borrowing Party, the warrantor or any assigns (including deeds such as the collection of assets and the undersigning of loans for specific purposes, pursuant to ex art. 2447 bis and following of the Civil Code) , unless a new agreement (which may require the granting of warranties) re-establishes the conditions of trustworthiness of the Borrowing Party.

.    In the case of non-fulfillment of even one of the following obligations: communications regarding the existence of judicial actions or changes in the balance sheet situation, maintenance of assets, transfer of assets without undertaking of mortgage; communications regarding important negative variations in the situation declared for the mortgage or resolutions regarding assets or financing operations for specific purposes; substantial changes in the main company purpose/activity declared;

.    In the case of non-fulfillment of even one of the following obligations, unless remedied by a new term - of not less than thirty days - fixed by the Bank by specific request in writing: consent to carry out checks on the assets financed /warranties, regular information, obligations on behalf of the warrantors.

-    Undertaking (Art. 14)

The Borrowing Party undertakes to notify the Bank any assignment of title to the financed assets or issuance of collateral securities on the same. The undertaking shall be effective with respect to the Bank only subsequent to the consent of the Bank, without any automatic release of the original debtor.

-    Consent to Waive Warranties (Art. 15)

The consent of the Bank to waive warranties is subordinated to the proved absence of subrogation or revocation.